Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com
JAMES A. LEBOVITZ
james.lebovitz@dechert.com +1 215 994 2510 Direct +1 215 655 2510 Fax

October 28, 2016

VIA EDGAR

Marianne Dobelbower, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	FS Investment Corporation IV

Post-Effective Amendment No. 4 to Registration Statement on Form N-2 (File No. 333-204239)

Dear Ms. Dobelbower:

On behalf of FS Investment Corporation IV (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in a telephone conversation on October 26, 2016 regarding the Company’s Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File No. 333-204239) (the “Registration Statement”) and the prospectus included therein. For your convenience, a summary of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Company’s response.

We also describe below the changes that the Company has made in response to the Staff’s comments in Post-Effective Amendment No. 5 to the Registration Statement on Form N-2, filed by the Company on October 28, 2016 (the “Revised Registration Statement”).

1.    Please remove disclosure in the Registration Statement describing the fees and other attributes of the Class A, Class D and Class I shares of common stock.

The Company accepts the Staff’s comment and has revised the disclosure in the Revised Registration Statement.

Marianne Dobelbower October 28, 2016 Page 2

2.    The question “Are there any restrictions on the transfer of shares” refers to the Company’s share repurchase program. In the answer thereto, please include the limitations on how many shares will be eligible for repurchase under the share repurchase program described elsewhere in the Registration Statement.

The Company accepts the Staff’s comment and has added the following disclosure in such answer in the Revised Registration Statement:

“We intend to limit repurchases during any calendar year to the number of shares of common stock we can repurchase with the proceeds we receive under our distribution reinvestment plan. In addition, beginning with the calendar quarter ending March 31, 2017, we will limit repurchases in any calendar year to 10% of the weighted average number of shares outstanding in the prior calendar year, or 2.5% in each calendar quarter.”

3.    Please supplementally confirm that the Company has the records necessary to support the historical performance data included in the Registration Statement, as required by Rule 204-2(a)(16) promulgated under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

The Company confirms that it has or has ready access to the records necessary to support the historical performance data included in the Registration Statement, as required by Rule 204-2(a)(16) promulgated under the Advisers Act.

* * * * * * *

Marianne Dobelbower October 28, 2016 Page 3

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2510.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

cc:	Stephen S. Sypherd
FS Investment Corporation IV